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                                                           OMB Number: 3235-0145
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  BENIHANA INC.
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                    082047200
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                                 (CUSIP Number)

                           Herschel S. Weinstein, Esq.
                   Dornbush Mensch Mandelstam & Schaeffer, LLP
                                747 Third Avenue
                            New York, New York 10017
                                 (212) 759-3300
                                ----------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)
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                                  JUNE 4, 2001
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 082047200

      1.    Names of Reporting Persons.
            I.R.S. Identification No. of above person

            TRUST U/A JUNE 8, 1998 BETWEEN ROCKY H. AOKI AS GRANTOR AND KEVIN AOKI AND DARWIN C. DORNBUSH AS TRUSTEES; TAXPAYER IDENTIFICATION NUMBER 13-7141606
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)      ...........................................................

            (b)      ...........................................................
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      3.    SEC USE ONLY  ......................................................
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      4.    Source of Funds (See Instructions)  N/A
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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)  .............
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      6.    Citizenship or Place of Organization  NEW YORK
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Number of Shares        7.    Sole Voting Power  1,535,668 shares (see response
Beneficially Owned by          to Item 5)
Each Reporting Person   --------------------------------------------------------
With                    8.    Shared Voting Power  .............................

                        --------------------------------------------------------
                        9.    Sole Dispositive Power  1,535,668

                        --------------------------------------------------------
                        10.   Shared Dispositive Power  ........................
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     11.    Aggregate Amount Beneficially Owned by Each Reporting Person
            1,535,668
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     12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)...........
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     13.    Percent of Class Represented by Amount in Row (11) 33.8%
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         14.      Type of Reporting Person (See Instructions)

                  ..................................00..........................
                  ..............................................................
                  ..............................................................
                  ..............................................................
                  ..............................................................


                                   Page 2 of 4
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         The Schedule 13D, filed on June 8, 1998 (the "Schedule 13D") of Trust
U/A June 8, 1998 between Rocky H. Aoki as Grantor and Kevin Aoki and Darwin C. Dornbush as Trustees (the "Filing Person"), with respect to the shares of Class A Common Stock, par value $.10, issued by Benihana Inc., a corporation (the "Company"), is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by the addition of the following Item 5(c):

         ITEM 5(C) On May 15, 2001, Series A Convertible Preferred Stock owned by the Filing Person was automatically converted into 105,263 of Class A Common Stock (the "Class A Stock"). On June 4, 2001, the Filing Person converted 294,737 shares of Common Stock on a share for share basis into 294,737 shares of Class A Stock. On June 4, 2001, the Filing Person sold 400,000 shares of Class A Stock in a public offering registered under the Securities Act of 1933. The offering price was $9.03 per share of Class A Stock. Following the close of such offering, the Filing Person beneficially owns 1,535,668 shares of Common Stock which represents 46.8% of the Common Stock issued and outstanding. The Common Stock is currently convertible on a share for share basis into Class A Stock, and accordingly, the Filing Person may be deemed to beneficially own 1,535,668 shares of Class A Stock which would represent 33.8% of the Class A Stock then currently issued and outstanding.

                                   Page 3 of 4
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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JUNE 6, 2001                                                                Date
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TRUST U/A DATED JUNE 8, 1998 BETWEEN ROCKY H. AOKI, AS GRANTOR,
AND KEVIN AOKI AND DARWIN C. DORNBUSH, AS TRUSTEES


By: /s/Darwin C. Dornbush                                              Signature
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Darwin C. Dornbush, Trustee                                           Name/Title
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         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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